UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

CityCityWashington, PostalCodeStateD.C. City20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Wind Works Power Corp.

Common Stock

97315W105

Derek Tennant
CityCity51 St. Lawrence St.,
CityCollingwood,
CityOntario, L9Y4Y3

March 16th 2010

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4

 Pages)

———————

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97315W105

                                              13D                                              Page 4

 of 4

 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Derek Tennant
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)
(b)

3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

PF 00
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian

NUMBER OF	7	SOLE VOTING POWER Derek Tennant 2,225,500
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER Derek Tennant 2,225,500
WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Derek Tennant 2,225,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8,2%
14	TYPE OF REPORTING PERSON Individual

Item 1.

Security and Issuer.

Wind Works Power Corp., located at  CityCity1201 Hays Street, CityTallahassee, CityFlorida  City32301

Item 2.

Identity and Background.

Derek Tennant
President
Skyway Wind Group
CityCity51 St. Lawrence St.,
CityCollingwood,
CityOntario, L9Y4Y3

Note: Skyway Wind Group has no judicial proceedings with respect to any securities laws

Item 3.

Source or Amount of Funds or Other Consideration.

Equity ownership on acquired company

Item 4.

Purpose of the Transaction.

CitySale of Assets to Wind Works Power,

Item 5.

Interest in Securities of the Issuer.

Derek Tennant 2,225,500

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7.

Material to be filed as Exhibits.

None

CUSIP No. 97315W105

                                              13D                                              Page 4

 of 4

 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2010

                                                                                                               {11943940-36DE-11CF-953E-00C0A84029E9}

Derek Tennant
By:

By:

By: